April 11, 2018

Lisa N. Larkin

Disclosure Review Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:    Crescent Capital BDC, Inc.

       Preliminary Proxy Statement on Schedule 14A

       File No. 814-01117

Dear Ms. Larkin:

We are writing in response to your comments provided telephonically on April 6 and 9, 2018 with respect to the preliminary proxy statement (the “Proxy Statement”) filed on Schedule 14A (“Schedule 14A”) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), on behalf of Crescent Capital BDC, Inc. (the “Corporation”) on March 29, 2018. The Corporation has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Proxy Statement. These changes will be reflected in an upcoming Definitive Schedule 14A filing.

On behalf of the Corporation, set forth below are the Securities and Exchange Commission (“SEC”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 14A.

General

Comment 1.    In the table in the Section “Security Ownership of Certain Beneficial Owners and Management”: (i) consider whether the footnote “* Less than one percent” should be deleted, (ii) please clarify the disclosure or confirm that dashes represent 0 shares and (iii) please confirm that the total percentage reported for All Directors and Officers as a Group is correctly reported.

Response 1.      The footnote has been modified to apply when an item is greater than zero but less than 0.1%. We confirm that the dashes represent 0 shares and we respectfully submit that the disclosure does not need to be revised. We confirm that the total is correct after accounting for rounding to 2 decimal places. The table has been revised accordingly.

April 11, 2018 Page 2

Proposal 3

Comment 2.    Please describe the rights and remedies of a dissenting stockholder with respect to Proposal 3. Please explain the interaction between the adoption of Proposal 3 and the Subscription Agreement of each stockholder.

Response 2.      The successful adoption of Proposal 3 will apply to all stockholders. Dissenting stockholders will be subject to the extended Commitment Period and extension of time before a Qualified IPO and they will also receive the benefit of the Advisor’s waiver of the Incentive Fee to the same extent as approving stockholders. For a business development company with a single class of shares, each stockholder needs to have the same rights and the material terms need to apply to all stockholders. As a general matter of corporate governance, the approval of an action by the appropriate threshold of stockholders binds all of the stockholders. We believe the extension of the Commitment Period and the time before a Qualified IPO are material terms that need to be the same for all stockholders and we also believe that a stockholder vote to amend such terms is an appropriate mechanism to approve such changes for all stockholders.

In addition to general corporate governance, as a matter of contractual construction, we believe that the adoption of Proposal 3 has the effect of providing consent of each stockholder to amending such stockholder’s Subscription Agreement to the extent necessary to reflect the terms of Proposal 3. In particular, the Subscription Agreement for each stockholder provides that the Subscription Agreement is subject to the terms and conditions of the Corporation’s Amended and Restated Certificate of Incorporation (“Certificate”). The Certificate provides that with respect to any matter submitted for approval of stockholders at a stockholder meeting: “any contract or act that shall be approved or be ratified by a majority of the votes cast by stockholders present in person or by proxy at such meeting and entitled to vote thereat …, shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation” (emphasis added). In our view, the adoption of Proposal 3 is treated pursuant to the Certificate as an approval by each stockholder and this, in turn, constitutes approval of the effective amendment of each stockholder’s Subscription Agreement to the extent necessary to reflect the terms of Proposal 3.

Comment 3.    Please explain why the extension of the Commitment Period and longer deadline to consummate a Qualified IPO are good or favorable to the stockholders.

Response 3.      The disclosure has been revised accordingly to state that the Advisor’s ability to patiently and selectively choose the best investments for the Corporation and call capital from stockholders as those investments are identified is expected to result in better investment quality with higher effective yields. The Advisor and the Board believe that, taken together, the extension of the Commitment Period and deadline for a Qualified IPO should produce better returns for stockholders.

Comment 4.    Please clarify whether the Board also believes Proposal 3 is beneficial for stockholders.

Response 4.      The disclosure has been revised accordingly to clarify that the Board and the Adviser both believe the adoption of Proposal 3 is beneficial for stockholders.

April 11, 2018 Page 3

Comment 5.    Please explain the potential negative outcomes to stockholders if Proposal 3 is approved.

Response 5.      The disclosure has been revised accordingly to state that stockholders will be required to contribute unfunded capital commitments for an additional one year period and could be required to hold their shares for an additional one year period as a result of the extension of the Qualified IPO timing.

Comment 6.    Please add a fee table or other appropriate disclosure to the discussion regarding the potential for the Advisor to receive an increased management fee if Proposal 3 is approved.

Response 6.      The disclosure has been revised accordingly to clarify that the increase potentially only applies to the base management fee for approximately the one year period by which the Commitment Period will be extended if Proposal 3 is approved.

Comment 7.    Please disclose whether dissenting stockholders will be entitled to appraisal rights with respect to Proposal 3.

Response 7.      The disclosure has been revised accordingly to state that dissenting stockholder appraisal rights are not applicable to Proposal 3.

Proxy Card

Comment 8.    Please add the appropriate voting boxes to the proxy card with respect to Proposal 4.

Response 8.      The disclosure has been revised accordingly.

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Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz